

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

VIA E-Mail
Mr. Barry Lefkowitz
Executive Vice President and Chief Financial Officer
Mack-Cali Realty Corporation
343 Thornall Street
Edison, New Jersey 08837-2206

      Re: Mack-Cali Realty Corporation
              Form 10-K for the year ended December 31, 2011
              Filed on February 9, 2012
              File No. 001-13274

              Mack-Cali Realty, L.P.
              Form 10-K for the year ended December 31, 2011
              Filed on February 9, 2012
              File No. 333-57103-01

Dear Mr. Barry Lefkowitz:

      We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1. Business ,page 3

Recent Developments, page 6

1.   We note your reference to development activity. To the extent that your future development activity is material, please disclose the anticipated completion date, budgeted costs and costs incurred to date for such activity in future Exchange Act reports.

Furthermore, for completed developments, please disclose the development costs per square foot or unit. In addition, please specify whether leasing costs have been included.

Item 1A. Risk Factors, page 8

2. We note that approximately 14.3% of your rental revenue is leased to the securities, commodity contracts and other financial industries. In future Exchange Act reports, please include a risk factor that highlights this particular risk of tenant-type concentration for your investors or advise us why such disclosure is not necessary.

Item 2. Properties, page 18

3. We note that you disclose the "average base rent per square foot." In future Exchange Act filings, please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, or tenant reimbursements are not reflected in the measure, please expand your disclosure to discuss how concessions and reimbursements would impact the calculations. Furthermore, please also disclose average annualized rent per lease square feet based on rent for the year ended rather than on rent for the month ended or advise.

4. To the extent that properties with triple net leases are material, please also provide tenant rating diversification disclosure. Furthermore, please also discuss in your MD&A section how tenant credit quality is monitored and identify any material changes in quality.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

5. It appears that you view FFO as a key performance indicator. Please include FFO in future Exchange Act periodic reports or advise us why such disclosure is not necessary.

Executive Overview, page 43

6. In future Exchange Act reports, please expand your disclosure of your leasing activities to compare new rents on renewed leases to prior rent. Also include the impact of tenant improvement costs and leasing commissions. Provide such disclosure on a square footage basis.

7. We note that leases representing 12.9% of annual base rent are expiring in 2013. In future periodic filings, to the extent you have material lease expirations scheduled for the subsequent period, please expand your disclosure to discuss the relationship between market/current asking rents and the rents on leases expected to expire in the next period.

<u>Financial Statements and Notes</u>

<u>Note 2 – Significant Accounting Policies</u>

<u>Rental Property, pages 72 – 73</u>

8.   Please revise future periodic reports to disclose the portion of capitalized expenditures related to salaries and benefits.   To the extent significant, please expand MD&A to separately disclose and discuss significant fluctuations from year to year. In addition, in your statement of cash flows, please revise to separately present the amounts related to real estate acquisitions, development of real estate and property additions/improvements.

9.   We note you allocate costs incurred between the portions under construction and the portions substantially completed and held available for occupancy.   Please tell us and revise future periodic reports to disclose your allocation methodology.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief